UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             On-Site Sourcing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    682195102
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                                 (CUSIP Number)

                              B. Joseph Alley, Jr.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3400
                                (404) 873-8688
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 24, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682195102

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     Mark E. Hawn
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     BK
     PF
     OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
7    Sole Voting Power

     0
--------------------------------------------------------------------------------
8    Shared Voting Power

     1,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     1,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000*
--------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     100 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

     IN
================================================================================


* Reflects the effect of the merger in which 5,609,225 shares were tendered, resulting in a recapitalization of the Company resulting in 1,000 shares outstanding. Includes 1,000 shares owned by Docuforce Financial Corp. The reporting person is the Managing Director of MEH Partners, L.P., which is the majority shareholder of DocuForce, LLC, which is the majority shareholder of Docuforce Financial Corp. The reporting person also is the Chief Executive Officer and a director of DocuForce, LLC. See the Agreement and Plan of Merger, which is incorporated by reference to On-Site Sourcing, Inc.'s Proxy Statement on Schedule 14A filed January 30, 2004.

CUSIP No. 682195102
================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     MEH Partners, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     BK
     OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Georgia
--------------------------------------------------------------------------------
7    Sole Voting Power

     0
--------------------------------------------------------------------------------
8    Shared Voting Power

     1,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     1,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000*
--------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     100 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

     PN
================================================================================


* Reflects the effect of the merger in which 5,609,225 shares were tendered, resulting in a recapitalization of the Company resulting in 1,000 shares outstanding. Includes 1,000 shares owned by Docuforce Financial Corp. The reporting person is the majority shareholder of DocuForce, LLC, which is the majority shareholder of Docuforce Financial Corp. See the Agreement and Plan of Merger, which is incorporated by reference to On-Site Sourcing, Inc.'s Proxy Statement on Schedule 14A filed January 30, 2004.

CUSIP No. 682195102

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     DocuForce, LLC
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     BK
     OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Georgia
--------------------------------------------------------------------------------
7    Sole Voting Power

     0
--------------------------------------------------------------------------------
8    Shared Voting Power

     1,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     0
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     1,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     100 percent*
--------------------------------------------------------------------------------
14   Type of Reporting Person

     HC
     CO
================================================================================


* Reflects the effect of the merger in which 5,609,225 shares were tendered, resulting in a recapitalization of the Company resulting in 1,000 shares outstanding. Includes 1,000 shares owned by Docuforce Financial Corp. The reporting person is the majority shareholder of Docuforce Financial Corp. See the Agreement and Plan of Merger, which is incorporated by reference to On-Site Sourcing, Inc.'s Proxy Statement on Schedule 14A filed January 30, 2004.

CUSIP No. 682195102

================================================================================
1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

     Docuforce Financial Corp.
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     BK
     OO
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                            [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
7    Sole Voting Power

     1,000
--------------------------------------------------------------------------------
8    Shared Voting Power

     0
--------------------------------------------------------------------------------
9    Sole Dispositive Power

     1,000
--------------------------------------------------------------------------------
10   Shared Dispositive Power

     0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,000
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     100 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
================================================================================

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.001 par value, of On-Site Sourcing, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at:

     832 North Henry Street
     Alexandria, Virginia 22314


ITEM 2. IDENTITY AND BACKGROUND

     1. (a) Mark E. Hawn is a person filing this statement.

     (b) c/o DocuForce, LLC, 270 Peachtree Street, Suite 1050, Atlanta, GA 30303

     (c) President and Chief Executive Officer of DocuForce, LLC, a privately held company which provides digital imaging, reprographics, and facilities management services primarily in Atlanta, Georgia, the business address of which is 270 Peachtree Street, Suite 1050, Atlanta, GA 30303. President and Chief Executive Officer of Docuforce Financial Corp., a majority-owned subsidiary of DocuForce, LLC, the business address of which is 270 Peachtree Street, Suite 1050, Atlanta, GA 30303.

     (d) None.

     (e) None.

     (f) United States.

     2. (a) MEH Partners, L.P. is a reporting person filing this statement.

     (b) c/o DocuForce, LLC, 270 Peachtree Street, Suite 1050, Atlanta, GA 30303

     (c) A Georgia family limited partnership, of which Mark E. Hawn is the Managing Director.

     (d) None.

     (e) None.

     (f) United States.

     3. (a) DocuForce, LLC is a reporting person filing this statement.

     (b) 270 Peachtree Street, Suite 1050, Atlanta, GA 30303

     (c) A Georgia limited liability company, of which Mark E. Hawn is the President and Chief Executive Officer.

     (d) None.

     (e) None.

     (f) United States.

     4. (a) Docuforce Financial Corp. is a reporting person filing this statement.

     (b) c/o DocuForce, LLC, 270 Peachtree Street, Suite 1050, Atlanta, GA 30303

     (c) A Delaware corporation organized in February 2004, as a majority owned subsidiary of DocuForce, LLC, solely for the purpose of effectuating the merger. It has not engaged in any operations.

     (d) None.

     (e) None.

     (f) United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate merger consideration was $16,555,296, which was obtained primarily from institutional lenders and a venture firm.

ITEM 4. PURPOSE OF TRANSACTION

     See cover pages above. The transactions were effected to acquire On-Site Sourcing, Inc. by merging Docuforce Acquisition Corp., a wholly-owned subsidiary of Docuforce Financial Corp. with and into On-Site Sourcing, Inc. See the Agreement and Plan of Merger, which is incorporated by reference to On-Site Sourcing, Inc.'s Proxy Statement on Schedule 14A filed January, 30, 2004.

     (a) None.

     (b) The acquisition of the securities was to effect the merger described above.

     (c) None.

     (d) The Company's board of directors and management were replaced upon consummation of the merger.

     (e) The Company's total authorized shares of 20,000,000 common and 1,000,000 preferred were reduced to 1,000 and 1,000, respectively. The par value of the Company's common stock was reduced from $0.01 to $0.001.

     (f) None.

     (g) None.

     (h) The Company's securities were delisted from NASDAQ as a result of the merger.

     (i) The Company's registration was terminated on February 24, 2004.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) See cover pages above.

     (c) Transactions effected in the last sixty days include the February 24, 2004 acquisition of On-Site Sourcing, Inc., effected by merging Docuforce Acquisition Corp., a wholly-owned subsidiary of Docuforce Financial Corp. with and into On-Site Sourcing, Inc. All outstanding shares of common stock of the Company were converted into the right to receive $2.87 per share in cash.

     (d) Not Applicable.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Hawn acquired the securities pursuant to the Agreement and Plan of Merger, which is incorporated by reference to On-Site Sourcing, Inc.'s Proxy Statement on Schedule 14A filed January, 30, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement of filing persons to filing of joint statement per Rule 13d-1(f).

     (b) The Agreement and Plan of Merger (Incorporated by reference to Registrant's Proxy Statement on Schedule 14A filed January, 30, 2004.)


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MARK E. HAWN

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn




MEH PARTNERS, L.P.

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
Managing Director



DOCUFORCE, LLC

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
President & Chief Executive Officer

DOCUFORCE FINANCIAL CORP.

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A


     The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by On-Site, Inc. is being filed on behalf of each of the undersigned.

MARK E. HAWN

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn




MEH PARTNERS, L.P.

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
Managing Director



DOCUFORCE, LLC

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
President & Chief Executive Officer



DOCUFORCE FINANCIAL CORP.

March 5, 2004
-------------------------------------
Date


/s/ Mark E. Hawn
-------------------------------------
Mark E. Hawn
President